Exhibit 99.1

March 14, 2018

The Manager – Listing

BSE Limited

(BSE: 507685)

The Manager – Listing

National Stock Exchange of India Limited.

(NSE: WIPRO)

The Market Operations,

NYSE, New York

(NYSE: WIT)

Dear Sir/Madam,

Sub: Intimation under Regulation 30

Pursuant to regulation 30(6) of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015 and para 202.05 read with para 202.06 of the NYSE Listed Company Manual, please find enclosed herewith Press Release and intimations for your records.

For WIPRO LIMITED

M Sanaulla Khan

Company Secretary

ENCL: As Above

Wipro to Divest Hosted Data Center Services Business

to Ensono for USD 405 Million

Strategic deal to help clients of both companies innovate faster

Bangalore, India and Chicago, USA—March 14, 2018 — Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO), a leading global information technology, consulting and business process services company has signed a definitive agreement to divest Wipro’s hosted data center services business to Ensono, a leading hybrid IT services provider for USD 405 million. Wipro will unlock value by transitioning eight data centers, and over 900 employees of its hosted data center services business to Ensono. The acquisition significantly expands Ensono’s geographic footprint and global service capabilities, taking the company one step closer to achieving its vision of helping clients harness the power of hybrid IT to transform their businesses on a global scale.

Wipro and Ensono have also signed a long-term partnership agreement to jointly address the hybrid IT requirements of Wipro’s new and existing enterprise customers. As part of the agreement, Wipro will make a strategic investment of USD 55 million in Ensono’s combined entity.

Wipro has been providing comprehensive IT management solutions for large and mid-size enterprises for over 25 years, and operates world-class data centers, globally. The company has expertise across multiple computing environments and platforms, including mainframes, iSeries, Unix, Windows and Linux servers, and offers an array of delivery models ranging from customized solutions delivered in Wipro’s data centers to remote management and cloud computing.

Hosted Datacenter services business is one of the three businesses that became a part of Wipro when it acquired Infocrossing Inc in 2007. The other two businesses — Medicare & Medicaid services in the health insurance space and ERP implementation services — have been integrated with other Wipro businesses and are not part of this divestment.

“As we embrace our strategy of focusing on newer digital areas of spend, our strategic investment and partnership with Ensono will enable us to remain committed to meeting the hosted data center services requirements of our customers. This partnership will enhance the global data center footprint and expand the available talent pool which will give us economies of scale and allow us to offer end-to-end capabilities in the infrastructure space, better than ever before,” said Kiran Desai, Senior Vice President, Global Infrastructure Services, Wipro Limited.

Ensono provides hybrid IT services, from cloud to mainframe, that enable clients to digitally transform their business. Through the acquisition, Ensono is doubling in size, diversifying its client portfolio and increasing its annualized revenue to be in excess of USD 550 million. Beyond a growing geographic footprint and data center presence, Ensono will manage over 260K MIPS and over 30K hosted servers. Whether clients are leveraging the power of the cloud or modernizing legacy technologies, Ensono helps clients manage complex IT requirements, globally and across industries.

“This is the third acquisition in less than three years for Ensono. This particular acquisition and partnership with Wipro substantially increases our ability to scale and service our growing client portfolio. We are increasing our geographic presence by expanding our data center operations in Germany, U.K. and the U.S., as well as establishing an operational presence in India,” said Jeff VonDeylen, CEO, Ensono. “These are strategic moves that bring us one step closer to our vision of being a recognized leader in true hybrid IT and a relentless ally to our clients.”

The acquisition is subject to customary closing conditions and regulatory approvals and is expected to close in the quarter ending June 2018. Ensono is a portfolio company of Charlesbank Capital Partners and M/C Partners. Jefferies LLC acted as an exclusive financial advisor to Ensono for this transaction, and Credit Suisse Securities (USA) LLC acted as the sole financial advisor to Wipro. Goodwin Procter LLP and Ropes & Gray LLP acted as legal advisors to Ensono, and Hughes Hubbard and Reed LLP (for the US), and DLA Piper (for Europe) were legal advisors to Wipro on this transaction.

About Wipro Limited

Wipro Limited (NYSE: WIT, BSE: 507685, NSE: WIPRO) is a leading global information technology, consulting and business process services company. We harness the power of cognitive computing, hyper-automation, robotics, cloud, analytics and emerging technologies to help our clients adapt to the digital world and make them successful. A company recognized globally for its comprehensive portfolio of services, strong commitment to sustainability and good corporate citizenship, we have over 160,000 dedicated employees serving clients across six continents. Together, we discover ideas and connect the dots to build a better and a bold new future.

About Ensono

For business leaders managing lots of complexity or disrupting the status quo, Ensono delivers complete Hybrid IT services, from cloud to mainframe, tailored to each client’s journey. Whether you’re leveraging the power of the cloud or modernizing legacy technologies, you’ll be on track to operate for today and optimize for tomorrow. Named a Top 15 Sourcing Service Provider by ISG, some of the world’s most successful companies rely on us to help them be great at what they do. Ensono has over 1,000 associates across North America and Europe and is ranked 21st in The Sunday Times 100 Best Companies to Work For. Our offices are headquartered in greater Chicago. Visit us at www.ensono.com.

Media Contacts:

Vipin Nair

Wipro Limited

vipin.nair1@wipro.com

Beth Burghgraef

Ensono

+1-630-944-0257

beth.burghgraef@ensono.com

Forward-looking and Cautionary Statements

Certain statements in this release concerning our future growth prospects are forward-looking statements, which involve a number of risks, and uncertainties that could cause actual results to differ materially from those in such forward-looking statements. The risks and uncertainties relating to these statements include, but are not limited to, risks and uncertainties regarding fluctuations in our earnings, revenue and profits, our ability to generate and manage growth, intense competition in IT services, our ability to maintain our cost advantage, wage increases in India, our ability to attract and retain highly skilled professionals, time and cost overruns on fixed-price, fixed-time frame contracts, client concentration, restrictions on immigration, our ability to manage our international operations, reduced demand for technology in our key focus areas, disruptions in telecommunication networks, our ability to successfully complete and integrate potential acquisitions, liability for damages on our service contracts, the success of the companies in which we make strategic investments, withdrawal of fiscal governmental incentives, political instability, war, legal restrictions on raising capital or acquiring companies outside India, unauthorized use of our intellectual property, and general economic conditions affecting our business and industry. Additional risks that could affect our future operating results are more fully described in our filings with the United States Securities and Exchange Commission. These filings are available at www.sec.gov. We may, from time to time, make additional written and oral forward-looking statements, including statements contained in the company’s filings with the Securities and Exchange Commission and our reports to shareholders. We do not undertake to update any forward-looking statement that may be made from time to time by us or on our behalf.

Wipro Limited	14 March 2018

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1.	Name of the business division/subsidiary being divested	Wipro datacenter services, consisting of Wipro Data Centre and Cloud Services, Inc. (USA), a portion of datacenter business in Germany and UK, and certain employees in India who support the above operations (“Datacenter Services”).

2.	Amount and percentage of the turnover or revenue or income and net worth contributed by the business division/subsidiary during the last financial year	Standalone revenues of $241Mn for FY16-17 (2.9% of Wipro’s consolidated revenues for FY 16-17). Net worth of the Datacenter Services business: INR 24,257 Mn (net of cash and debt).

3.	Rationale for the sale of business	With this divestment, Wipro is unlocking a significant value from its hosted data center services business to Ensono. It will help Wipro to focus on accelerating investments in the digital space. At the same time, Wipro also remains committed to serving it hosted data center customers and the market, through its business partnership with Ensono.

4.	Date on which the agreement for sale has been entered into	March 14, 2018

5.	Government & regulatory approval required	Approval under the Hart–Scott–Rodino Antitrust Improvements Act in the United States of America, to be obtained by the buyer.

6.	The expected date of completion of sale	The sale is expected to close during the quarter ending June 30, 2018, subject to receipt of requisite regulatory approvals and customary closing conditions.

7.	Consideration to be received from sale	US$ 405 million

8.	Brief details of buyers, including name, size, turnover and area of business, and whether any of the buyers belong to the promoter/ promoter group/group companies. If yes, details thereof

The buyer is Ensono Holdings, LLC (Ensono) and its group companies. Ensono is a Delaware limited liability company having its registered office in the USA at 3333 Finley Road, Downers Grove, IL 60515. Ensono is a leading hybrid IT services provider engaged in providing complete mainframe and Hybrid IT services to mid to large enterprises across industries. Ensono has revenues of $285M for the year ended December 2017 and has over 1,000 employees.

The buyer does not belong to the promoter/promoter group.

9.	Whether the transaction would fall within related party transactions?	No

10.	Details of change in shareholding pattern (if any)	Since this is a sale of business, there will be no consequent change in the shareholding pattern of the Company.

Wipro Limited	14 March 2018

Disclosure under regulation 30 of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015

Sr. No.	Particulars	Description
1.	Target Name	Ensono Holdings, LLC (Ensono)

2.	Related party transaction	No

3.	Industry of Target entity	Datacenter services

4.	Investment objectives	The strategic investment in Ensono will enable Wipro to remain committed to the hosted data center services requirements and the enhanced capabilities through Ensono can be leveraged for providing an end to end Infrastructure service offerings to customers.

5.	Government & regulatory Approval required	Not applicable

6.	Time period for completion	Investment is expected to be completed during the quarter ending June 30, 2018, subject to customary closing conditions.

7.	Nature of consideration	Cash

8.	Purchase consideration	US$ 55 Mn

9.	Shares acquired	Ensono will issue 9,825,816 Series 1 Class A-1 Units, 305,166 Series 2 Class A-1 Units, and 2,893,938 Series 3 Class A-1 Units to Wipro LLC, for a 10.2% stake in each of the above series. Ensono has a right to repurchase upto an aggregate of 5.5% of the above units if Wipro is not able to achieve certain joint business milestones agreed between the parties.

10.	Target Information	Incorporated in August 2015 as a Delaware limited liability company, Ensono is engaged in providing complete mainframe and Hybrid IT services to mid to large enterprises across industries. Ensono is headquartered in the U.S. with offices in US, UK, Poland and Germany. Ensono is privately held and has over 1000 employees. Last two years’ revenue*: $224 Mn (year ended December 2016) and $285 Mn (year ended December 2017).

*	since the entity was incorporated in August 2015, the revenues for subsequent two full financial years have been provided.